Exhibit 21.1

Integral Systems, Inc.

List of Subsidiaries of the Registrant

SAT Corporation, incorporated under the laws of California

Newpoint Technologies, Inc., incorporated under the laws of Delaware

Integral Systems Europe S.A.S., organized under the laws of France

Real Time Logic, Inc., incorporated under the laws of Colorado

Lumistar, Inc., incorporated under the laws of Maryland